PRESS RELEASE
CHC Helicopter Corporation T 604.276.7500 F 604.279.2460 www.chc.ca
CHC awarded new contract in North Sea

Monday, June 13, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been awarded a new five-year contract by Marathon Oil U.K., Ltd. for the provision of helicopter services to the Brae Facilities in the UK North Sea utilizing Super Puma AS332L2 aircraft from the CHC fleet. This new contract, awarded after a competitive bid process, commences September 1, 2005.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

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